UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-43168

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OTA LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE MANHATTANVILLE ROAD
(No. and Street)

PURCHASE	NY	10577
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JAMES W. SANTORI	914-460-4007	jim.santori@ox.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WITHUM SMITH+BROWN
(Name – if individual, state last, first, and middle name)

200 JEFFERSON PARK	WHIPPANY	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/8/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Santori _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OTA LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





DENA M. GIRARD
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI5020634
Qualified in Westchester County
Commission Expires 11/22/ 25

Notary Public



Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OTA LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2022

OTA LLC

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management, Members and Those Charged With Governance of
OTA LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OTA LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

Whippany, New Jersey
February 28, 2023

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

OTA LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS		
Cash	$	71,396
Receivables from clearing brokers		55,411,030
Securities owned, at fair value		61,573,041
Other assets		271,215
Due from related parties		3,989
Total assets	$	117,330,671
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	66,996,926
Accounts payable and accrued expenses		410,590
Due to related parties		267,178
Total liabilities		67,674,694
Members' equity		49,655,977
Total liabilities and members' equity	$	117,330,671

See accompanying notes to financial statements.

_____

1. Nature of business and summary of significant accounting policies

Nature of Business

OTA LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware. The Company's operations consist primarily of engaging in proprietary principal transactions as a dealer on the major United States securities exchanges. The Company also conducts a customer agency business, primarily for institutional clients, whose transactions are cleared on a fully disclosed basis with a clearing broker.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). As the Company is a non-clearing broker-dealer, it is exempt from the provisions of rule 15c3-3 because all customer accounts, as defined, are carried by the clearing broker and cleared on a fully disclosed basis.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure

Notes to Financial Statements

fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company considers transfers between the levels within the fair value hierarchy when circumstances surrounding the fair value for a particular security conform to a different level of the fair value hierarchy than as previously reported. Whenever circumstances occur, whereby there is a transfer within the fair value hierarchy, the Company considers the date the event or change in circumstances occurred which caused the transfer.

Valuation Techniques

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Options are priced at the midpoint of the bid and ask prices, or last sale.

Investments in Warrants

The Company applies a modified Black-Scholes calculation in the measurement of warrants that are classified as level three within the fair value hierarchy. This pricing model includes the contract terms (including maturity) as well as multiple other inputs, including, time value, implied volatility, equity prices, and interest rates. The Company uses the US Treasury interest rate matched to the maturity of the warrant. The volatility is based on the underlying equity and is capped at 50%. Further discounts are applied based on lack of marketability.

Fair Value - Valuation Processes

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable. Senior management oversees the entire valuation process of the Company's Level 3 investments. Senior management is responsible for developing the Company's written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies.

Since December 31, 2022 there have been no changes in valuation techniques within Level 2 and 3 fair value hierarchy that have made a material impact on the valuation of financial instruments.

Receivable from broker-dealers and clearing organizations

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, amounts receivable for accrued interest and dividends receivable and cash deposits. All of the Company's trades and contracts are cleared through one clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Notes to Financial Statements

Contracts Assets and Liabilities

The Company had outstanding receivables related to revenue from contracts with customers totaling $192,913 as of January 1, 2022. Outstanding receivables from contracts with customers as of December 31, 2022 totaled $34,547 and was included in other assets on the balance sheet. There were no outstanding contract assets or liabilities arising from contracts with customers as of January 1, 2022 and December 31, 2022.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Leases

In February 2016, the Financial Accounting Standards Boards ("FASB") issued Accounting Standards Update ("ASU") ASU No. 2016-02, "Leases (Topic 842)" ("Topic 842"). Under Topic 842, an entity is required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. Topic 842 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. The Company has evaluated the impact of this guidance on its financial position and/or disclosures. The Company has concluded that since the lease is held by its management company, there is no impact on its financial position and disclosures.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2022:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2022
Assets (at Fair Value)				
Investments in securities				
Common Stock				
Basic Materials	$ 325,201	$	$	$ 325,201

OTA LLC

Notes to Financial Statements

Assets (at Fair Value continued)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2022
Communications	4,480,955			4,480,955
Consumer, Cyclical	684,537			684,537
Consumer, Non-cyclical	164,527			164,527
Energy	718,359			718,359
Financial	29,536,217			29,536,217
Funds	258,109			258,109
Industrial	376,784			376,784
Technology	101,060			101,060
Utilities	117,791			117,791
Preferred Stock				
Basic Materials		393,814		393,814
Communications		182,289		182,289
Consumer, Non-cyclical		9,415		9,415
Financial		624,960		624,960
Government		18,016		18,016
Utilities		3,539,321		3,539,321
American Depository Receipts				
Communications	572,613			572,613
Exchange Traded Funds				
Commodity Fund	105,398			105,398
Debt Fund	3,580,136			3,580,136
Equity Fund	17,209			17,209
Options				
Consumer, Non-cyclical		152,277		152,277
Financial		1,750		1,750
Other		60		60
Warrants				
Consumer, Cyclical		212,023		212,023
Consumer, Non-cyclical		461,877	454,041	915,918
Diversified		5,578		5,578
Energy		14,412,833		14,412,833

OTA LLC

Notes to Financial Statements

Assets (at Fair Value continued)	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31, 2022
Financial			22,924				22,924
Industrial			9,653				9,653
Other			843		501		1,344
Debt Securities							
Municipal		31,970					31,970
Total investments in securities	$	41,070,866	$	20,047,633	$	454,542	$ 61,573,041

Liabilities (at Fair Value)	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31, 2022
Securities sold short							
Common Stock							
Basic Materials	$	(1,852,602)	$		$		$ (1,852,602)
Communications		(8,103,089)					(8,103,089)
Consumer, Cyclical		(696,265)					(696,265)
Consumer, Non-cyclical		(30,436,054)					(30,436,054)
Diversified		(8,626)					(8,626)
Energy		(16,848,858)					(16,848,858)
Financial		(5,594,873)					(5,594,873)
Industrial		(16,322,483)					(16,322,483)
Technology		(916,766)					(916,766)
Utilities		(4,865,181)					(4,865,181)
Preferred Stock							
Energy				(167,227)			(167,227)
Financial				(320,051)			(320,051)
Government				(63,769)			(63,769)
American Depository Receipts							
Communications		(18,577)					(18,577)
Consumer, Cyclical		(42,767)					(42,767)
Consumer, Non-cyclical		(38,573)					(38,573)
Energy		(73,305)					(73,305)

Notes to Financial Statements

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2022
Liabilities (at Fair Value continued)				
**Exchange Traded Funds**				
Commodity Fund	(9,779,974)			(9,779,974)
Debt Fund	(17,181,283)			(17,181,283)
Equity Fund	(1,540,295)			(1,540,295)
**Options**				
Basic Materials		(7,928)		(7,928)
Communications		(432,220)		(432,220)
Consumer, Cyclical		(126,640)		(126,640)
Consumer, Non-cyclical		(6,274,552)		(6,274,552)
Energy		(1,692,164)		(1,692,164)
Industrial		(2,685,162)		(2,685,162)
Technology		(50,408)		(50,408)
**Warrants**				
Technology		(6,961)		(6,961)
Total securities sold short	$ (114,319,571)	$ (11,827,082)	$ -	$ (126,146,653)

The following table summarizes the quantitative information with respect to valuation methodology and significant unobservable inputs used for the Company's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2022:

Investments in Private Operating Companies	Fair Value at December 31, 2022	Valuation Techniques	Unobservable Inputs	Range of Inputs (Weighted Average)
Warrant Positions	$454,542	Proprietary Pricing Model	Industry volatility	0%-50%
			Risk-free interest rate	4.31%
			Estimated time to exit; maturity remaining on option contracts	803 days on average
			Discount for lack of marketability	0%-100% (44.633%)

For its warrant positions, the Company may use an option pricing technique, of which the applicable method is the Black Scholes Option Pricing Method ("BSM"), to perform valuations. The BSM is a model of price variation over time of financial instruments, such as equity, that is used to determine the price of call or put options. Various inputs are required but the primary unobservable input into the BSM model is the underlying asset volatility. Other inputs used are the risk-free rate, and estimated times to exit. The Company will also assess discounts for lack of

OTA LLC

Notes to Financial Statements

marketability. Significant increases (decreases) in the underlying asset volatility in isolation would result in a significantly higher (lower) fair value measurement.

3. Derivatives

In the normal course of business, the Company utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company is also subject to additional counterparty risk due to inability of it's counterparties to meet the terms of their contracts.

Options

The Company is subject to equity price risk in the normal course of pursuing its investment objectives. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Options written obligate the Company to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company is exposed to counter-party risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

Warrants

The Company may purchase warrants in the normal course of pursuing its investment objectives. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counter-party risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in warrants.

Volume of Derivative Activities

At December 31, 2022, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

Primary Underlying Risk	Long Exposure		Short Exposure	
	Notional Amounts	Number of Contracts	Notional Amounts	Number of Contracts
Equity Price				
Options (a)	$1,244,123	11,424	$(15,924,094)	21,845
Warrants (b)	$43,322,266	44,072,263	$(183,174)	1

OTA LLC

Notes to Financial Statements

    (a) Notional amounts presented are based on the fair value of the underlying shares as if the options and warrants were exercised at December 31, 2022.

    (b) Notional amounts for long contracts presented are based on the intrinsic value of warrants that are in the money at December 31, 2022 as if those warrants had been converted to underlying shares.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the net capital requirement for market makers permitted by the rule, which requires that the broker-dealer shall maintain net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event, the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date. Under no circumstances shall the required minimum net capital be less than or equal to the greater of $250,000 or 2% of aggregate debit items, as defined, or more than $1,000,000. At December 31, 2022, the Company's net capital was $39,843,759 which was $39,347,259 in excess of its minimum net capital requirement of $496,500.

5. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. The receivables from the clearing brokers are pursuant to these clearance agreements. There is a clearing deposit of $50,000 with Merrill Lynch Professional Clearing Corp. The deposit is included in Other Assets on the balance sheet. The Company is subject to certain inherent risks arising from selling securities short. The ultimate cost to the Company acquire these securities may exceed the liability reflected in these financial statements.

6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8. Contingencies

In the normal course of business, the Company is subject to reviews and inquiries by various regulatory authorities arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various reviews and inquiries by regulatory authorities will not have a material adverse effect on the Company's financial position.

OTA LLC

Notes to Financial Statements

___

9. Related party transactions

Due from and to related parties includes receivables from and payables to affiliated entities. Subsequent to year end, substantially all of the amounts have been repaid.

10. Employee benefit plan

The Management company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. Matching contributions, which may be made by the Company to the plan, are based on a specified percentage of employee contributions. Additionally, the Company has a profit-sharing plan to which it may contribute an amount at its discretion. In 2022, no matching contributions or profit-sharing contributions were made by the Company to the plan.

11. Subsequent events

The Company has evaluated subsequent events. There were no subsequent events which would require disclosure in the footnotes to the financial statements.